UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission File Number: 001-41731
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PELAGOS INSURANCE CAPITAL LIMITED
(Exact Name of Registrant as Specified in its Charter)
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Wellesley House South, 90 Pitts Bay Road Pembroke, Bermuda HM09
+1 441 279 2590
(Address of Principal Executive Office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Director Appointment
As previously disclosed by Pelagos Insurance Capital Limited (the “Company”) in its Report on Form 6-K furnished to the Securities and Exchange Commission on August 3, 2026, Mr. Charles Mathias, a director designated by TFP Intermediate Holdings II Limited (“The Fidelis Partnership”) to the Company’s Board of Directors (the “Board”) pursuant to Bye-Law 54.3(a)(iv) of the Amended and Restated Bye-Laws of the Company, resigned as a director of the Company and as a member of the Board’s Risk Committee and Investment Committee, effective August 2, 2026.

Pursuant to its rights under Bye-Law 54.3(a)(iv) and Bye-Law 54.3(c), The Fidelis Partnership has designated Mr. Michael Davern to succeed Mr. Mathias as its Board designee. On September 14, 2026, pursuant to the authority delegated to it by the Board, the Nominations and Corporate Governance Committee appointed Mr. Davern as a director of the Company to serve the remainder of the Class I term expiring at the Company’s 2027 annual general meeting, which term had previously been held by Mr. Mathias, and appointed him as a member of the Board’s Risk Committee and Investment Committee, in each case effective immediately.

Mr. Davern currently serves as CEO and director of Pine Walk Capital Limited, as well as the UK Chief Underwriting Officer and Group Head of D&F Property and Energy at The Fidelis Partnership. Mr. Davern joined The Fidelis Partnership as Senior Underwriter from AXA XL in March 2020, where he was Senior Property Underwriter, before becoming Head of D&F in May 2020 and Head of D&F and Energy in March 2021. Mr. Davern became UK Co-Deputy Chief Underwriting Officer and Head of D&F and Energy in October 2021, UK Co-Deputy Chief Underwriting Officer and Group Head of D&F Property and Energy in March 2022, UK Deputy Chief Underwriting Officer and Group Head of D&F Property and Energy in March 2023, and UK Chief Underwriting Officer and Group Head of D&F Property and Energy in September 2023. Prior to joining AXA XL, Mr. Davern held various actuarial and underwriting positions with Catlin Group, having joined in 2008. Mr. Davern holds a Master of Physics degree from Oxford University and is a Fellow of the Institute of Actuaries. We believe Mr. Davern is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive background in actuarial and underwriting, as well as his executive leadership and directorial experience in the insurance industry.

Mr. Davern will be entitled to the compensation that the Company pays to its other non-executive directors. As The Fidelis Partnership director designee, the compensation payable to Mr. Davern for his service as a non-executive director will be paid directly to The Fidelis Partnership. For more information on the compensation of the Company’s directors, please refer to the disclosure under Item 6B. Compensation of the Company’s annual report for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 5, 2026 (the “2025 Annual Report”), which disclosure is incorporated herein by reference.

There are no arrangements or understandings between Mr. Davern and any other person pursuant to which he was appointed as a director of the Company, other than The Fidelis Partnership’s nomination and designation rights under the Company’s Bye-Laws.

Aside from transactions involving The Fidelis Partnership, of which Mr. Davern is an executive officer, Mr. Davern is not a party to, and does not have a direct or indirect material interest in, any transaction required to be disclosed pursuant to Item 7.B of Form 20-F. For more information on the transactions entered into with The Fidelis Partnership, please refer to the disclosure under Item 7B. Related Party Transactions of the 2025 Annual Report.

Incorporation by Reference
The information contained in this Report of Foreign Private Issuer on Form 6-K (this “Report”), shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-273105) and Form F-3 (File No. 333-287332), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 14, 2026

PELAGOS INSURANCE CAPITAL LIMITED

By:	/s/ Allan C. Decleir
Name:	Allan C. Decleir
Title:	Group Chief Financial Officer